LONCOR RESOURCES INC. (the "Corporation")

Annual and Special Meeting of Shareholders of the Corporation held on June 29, 2017

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report discloses the results of the voting on the matters submitted to the annual and special meeting of shareholders of the Corporation held on June 29, 2017 (the "Meeting").

The matters voted upon at the Meeting and the results of the voting were as follows:

1. Election of Directors

By resolution passed via a show of hands, the following persons were elected as directors of the Corporation, to hold office until the close of the next annual meeting of shareholders of the Corporation unless such office is earlier vacated in accordance with the by-laws of the Corporation:

	Votes by Proxy

Name	Votes For	% Votes For	Votes Withheld	% Votes Withheld

Maurice J. Colson	84,474,714	99.99%	4,300	0.01%
Arnold T. Kondrat	84,471,914	99.99%	7,100	0.01%
Richard J. Lachcik	79,542,714	94.16%	4,936,300	5.84%
William R. Wilson	79,546,814	94.16%	4,932,200	5.84%

2. Appointment of Auditors

By resolution passed via a show of hands, BDO Canada LLP, Chartered Professional Accountants and Licensed Public Accountants, were reappointed as the auditors of the Corporation, to hold office until the close of the next annual meeting of shareholders of the Corporation. The following are details of this vote reappointing BDO Canada LLP:

Votes by Proxy

Votes For	% Votes For	Votes Withheld	% Votes Withheld
86,870,420	100%	0	0%

3. Remuneration of Auditors

By resolution passed via a show of hands, the directors of the Corporation were authorized to fix the remuneration payable to the auditors of the Corporation. The following are details of this vote authorizing the directors to fix the said remuneration:

Votes by Proxy

Votes For	% Votes For	Votes Withheld	% Votes Withheld
86,661,209	99.76%	209,211	0.24%

4. Share Consolidation

By special resolution passed via a show of hands, shareholders authorized an amendment to the articles of the Corporation to consolidate the issued and outstanding common shares of the Corporation at a ratio of either two to one or three to one, with one of the two said ratios to be selected and implemented by the board of directors of the Corporation in its sole discretion, as described in the management information circular of the Corporation dated May 31, 2017. The following are details of this vote authorizing the said amendment to the articles:

Votes by Proxy

Votes For	% Votes For	Votes Against	% Votes Against
86,656,109	99.75%	214,311	0.25%